UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

drugstore.com, inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

262241102
(CUSIP Number)

Michael R. Murphy
Discovery Group I, LLC
191 North Wacker Drive
Suite 1685
Chicago, Illinois 60606
Telephone Number: (312) 265-9600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262241102

1.	Names of Reporting Persons. Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 262241102

1.	Names of Reporting Persons. Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 262241102

1.	Names of Reporting Persons. Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 262241102

1.	Names of Reporting Persons. Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) relates to the Common Stock, $0.0001 par value per share (the “Common Stock”), of drugstore.com, inc., a Delaware corporation (the “Company”), which has its principal executive offices at 411 108th Avenue NE, Suite 1400, Bellevue, WA 98004.  This Amendment No. 6 amends and supplements, as set forth below, the information contained in items 1, 3, 5 and 6 of the Schedule 13D filed by the Reporting Persons with respect to the Company on February 19, 2008, as amended by Amendment No. 1 thereto filed by the Reporting Persons with respect to the Company on March 30, 2009, Amendment No. 2 thereto filed by the Reporting Persons with respect to the Company on March 17, 2010, Amendment No. 3 thereto filed by the Reporting Persons with respect to the Company on August 23, 2010, Amendment No. 4 thereto filed by the Reporting Persons with respect to the Company on November 4, 2010 and Amendment No. 5 thereto filed by the Reporting Persons with respect to the Company on November 22, 2010 (as so amended, the “Schedule 13D”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D.  Except as amended by this Amendment No. 6, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 6

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby deleted because the Reporting Persons own no shares of the Common Stock.

Item 5	Interests in the Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

The Reporting Persons own no shares of the Common Stock and do not have voting or dispositive power with respect to any shares of the Common Stock.

The transactions in Common Stock effected by the Reporting Persons during the past 60 days are set out in Exhibit 1 hereto.

Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on March 24, 2011.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to read in its entirety as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of Discovery Group and the Partnerships, the Joint Filing Agreements of the Reporting Persons with respect to the Schedule 13D that were included as exhibits thereto, the Joint Filing Agreement of the Reporting Persons with respect to this Amendment No. 6 included as Exhibit 2 to this Amendment No. 6, and the Powers of Attorney granted by Messrs Donoghue and Murphy with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Powers of Attorney are included as Exhibit 3 and Exhibit 4, respectively, to this Amendment No. 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: List of transactions effected by the Reporting Persons in the Company’s Common Stock during the 60-day period preceding this filing.

Exhibit 2: Joint Filing Agreement dated as of March 28, 2011 by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 3: Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.

Exhibit 4: Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 28, 2011
Date
DISCOVERY GROUP I, LLC, for itself and as general partner of DISCOVERY EQUITY PARTNERS, L.P. By: Michael R. Murphy*
Signature
Michael R. Murphy, Managing Member
Name/Title

Daniel J. Donoghue*
Signature
Daniel J. Donoghue
Name/Title

Michael R. Murphy*
Signature
Michael R. Murphy
Name/Title

*By: /s/ Mark Buckley
Mark Buckley Attorney-in-Fact for Daniel J. Donoghue Attorney-in-Fact for Michael R. Murphy

Exhibit Index

Exhibit 1	List of transactions effected by the Reporting Persons in the Company’s Common Stock during the 60-day period preceding this filing.

Exhibit 2	Joint Filing Agreement dated as of March 28, 2011, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 3	Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.

Exhibit 4	Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.